Scotiabank
THE BANK OF NOVA SCOTIA

02 MAR 27 AM 8:

Executive Offices, Scotia Plaza, 44 King Street West, Toronto, Ontario, Canada M5H 1H1

02028012

The Securities and Exchange Commission
45-50th Street North West
Judiciary Plaza
Washington, D.C.
20549

Attention: Chief, Office of International Corporate Finance

March 1, 2002

Dear Sir/Madam:

REF FILE #: 82-132

We are pleased to enclose a copy of The Bank of Nova Scotia's Annual Information Form dated December 5, 2001.

The French version of the Bank's AIF is available upon request.

Yours very truly,

SUPPL

Lena Wong
Capital & Mid-Term Funding

dlw 3/29

Scotiabank

THE BANK OF NOVA SCOTIA

ANNUAL INFORMATION FORM

December 5, 2001

Distribution Notice

When this form is provided to security holders or other interested parties, it must be accompanied by copies of all the documents incorporated into it by reference. Portions of the Annual Information Form ("**AIF**") are disclosed in the following documents which are incorporated by reference into the AIF: (i) Annual Report to Shareholders for the year ended October 31, 2001 ("Annual Report"); and (ii) Management Proxy Circular dated as of December 31, 2001 ("Proxy Circular").

Financial Data

Except as otherwise noted, all information is given at, or for the year ended October 31, 2001. Amounts are expressed in Canadian dollars. Financial information is presented in accordance with Canadian generally accepted accounting principles including the accounting requirements of the Superintendent of Financial Institutions Canada.

CORPORATE STRUCTURE

The Bank of Nova Scotia (the "Bank" or "Scotiabank") was granted a charter under the laws of the Province of Nova Scotia in 1832 and commenced operations in Halifax, Nova Scotia, in that year. Since 1871, the Bank has been a chartered bank under the Bank Act (Canada) (the "Act"). The Bank is a Schedule I bank under the Act and the Act is its charter. The head office is located at 1709 Hollis Street, Halifax, Nova Scotia, and the executive offices are at Scotia Plaza, 44 King Street West, Toronto, Ontario M5H 1H1.

Each subsidiary is incorporated in the country in which its principal office is located, with the exceptions of Scotia Holdings (U.S.) Inc. and Scotiabanc Inc., which are registered in Delaware.

GENERAL DEVELOPMENTS OF THE BUSINESS

In terms of total assets, Scotiabank was the fourth largest Canadian chartered bank as at its October 31, 2001 year end and as at December 31, 2000 was among the 100 largest banks in the world. Scotiabank is a full-service banking institution, active in both domestic and international markets. In Canada, the Bank provides a full range of retail, commercial, corporate, investment and wholesale banking services through its extensive network of branches and offices in all ten provinces and two territories. Outside Canada, Scotiabank has branches and offices, in over 50 countries, which provide a wide range of banking and financial services, either directly or through subsidiary and associated banks, trust companies and other financial institutions.

NARRATIVE DESCRIPTION OF THE BUSINESS

The Bank is organized around the following business lines: Canadian Domestic Banking (including Wealth Management), International Banking, and Scotia Capital (Corporate & Investment Banking).

For the year ended October 31, 2001, residential and non-residential mortgage interest income were $3.5 billion and $140 million, respectively.

The Bank operates in a very competitive environment in all segments of its business. Competition is provided by other banks and Canadian and foreign non-bank financial institutions. In addition, non-financial institutions are increasingly engaging in activities which have traditionally been the domain of banks. The Bank continues to develop and expand its product lines to meet this growing competitive challenge.

The Bank is exposed to some financial risk as a result of environmental laws. To manage this potential exposure, the Bank factors environmental risk into its credit evaluation procedures and property acquisitions, to ensure that the Bank's interests are reasonably protected. To date these environmental risks have not had any material effect on the Bank's operations.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

All specific items of the required Selected Consolidated Financial Information appear within those portions of the Annual Report listed under Selected Consolidated Financial Information on page (1), with the exception of information relating to dividends.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Refer to the Annual Report.

MARKET FOR SECURITIES OF THE BANK

The Bank has deposit notes and/or bank debentures listed on the Swiss, London and Luxembourg stock exchanges.

DIRECTORS AND EXECUTIVE OFFICERS OF THE BANK

EXECUTIVE OFFICERS OF THE BANK

Name Principal Occupation	Municipality of Residence
Peter C. Godsoe Chairman of the Board and Chief Executive Officer	Toronto, Ontario
Bruce R. Birmingham President	Oakville, Ontario
Robert W. Chisholm Vice-Chairman, Domestic Banking	Toronto, Ontario
Richard E. Waugh Vice-Chairman, Wealth Management and International Banking	Toronto, Ontario
Barry R.F. Luter Co-Chairman and Co-Chief Executive Officer, Scotia Capital	Ridgewood, New Jersey
W. David Wilson Co-Chairman and Co-Chief Executive Officer, Scotia Capital	Toronto, Ontario
John F.M. Crean Senior Executive Vice-President, Global Risk Management	Toronto, Ontario
S. Dennis N. Belcher Executive Vice-President, Global Risk Management	Oakville, Ontario
Robert L. Brooks Executive Vice-President & Group Treasurer, Group Treasury	Oakville, Ontario
Alberta G. Cefis Executive Vice-President, Retail Lending Services	Toronto, Ontario
Sylvia D. Chrominska Executive Vice-President, Human Resources	Toronto, Ontario
Sarabjit S. Marwah Executive Vice-President & Chief Financial Officer, Finance and Administration	Toronto, Ontario
Margaret J. Mulligan Executive Vice-President, Systems and Operations	Mississauga, Ontario
Robert H. Pitfield Executive Vice-President & Group Head, Wealth Management	Toronto, Ontario
William P. Sutton Executive Vice-President, Latin America, International Banking	Toronto, Ontario
Albert E. Wahbe Executive Vice-President, Electronic Banking and President, e-Scotia.com	Toronto, Ontario
Warren K. Walker Executive Vice-President, Electronic Delivery	Toronto, Ontario
John A. Young Executive Vice-President, Domestic Branch Banking	Toronto, Ontario

All of the executive officers of the Bank have been actively engaged for more than five years in the affairs of the Bank in executive or senior management capacities, except Alberta G. Cefis who, prior to May 1999, was Vice-President of Personal Credit Services of Royal Bank Financial Group.

The directors, executive and senior officers as a group own, or exercise control or direction over, less than one percent of the outstanding common shares of the Bank.

ADDITIONAL INFORMATION

The Bank will provide to any person upon request to the Senior Vice-President, General Counsel & Secretary of the Bank: (a) when the securities of the Bank are in the course of a distribution under a preliminary short form prospectus or a short form prospectus: (i) one copy of the Bank's AIF, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the AIF; (ii) one copy of the comparative financial statements of the Bank for its most recently completed financial year for which financial statements have been filed, together with the accompanying report of the auditors, and one copy of any interim financial statements of the Bank that have been filed, if any, for any period after the end of its most recently completed financial year; (iii) one copy of the Management Proxy Circular of the Bank in respect of its most recent annual meeting of shareholders; and (iv) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i) to (iii) above; or (b) at any other time, one copy of any other documents referred to in (a)(i), (ii) and (iii) above, provided the Bank may require the payment of a reasonable charge if the request is made by a person or company who is not a security holder of the Bank.

Additional information, including directors' and officers' compensation, indebtedness and options to purchase securities, and interests of insiders in material transactions, where applicable, is contained in the Management Proxy Circular. Additional financial information is provided in the Bank's comparative financial statements for its year ended October 31, 2001, as contained in the Annual Report. A copy of such documents may be obtained upon request from the Senior Vice-President, General Counsel & Secretary of the Bank at Scotia Plaza, 44 King Street West, Toronto, Ontario, M5H 1H1.